June 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy’s Holdings, Inc.
     Form 10-K for the Year Ended December 29, 2013
Filed March 11, 2014
     Form 10-Q for the Quarter Ended March 30, 2014
Filed May 9, 2014
File No. 001-35603

Dear Ms. Cvrkel:

On behalf of Chuy’s Holdings, Inc. (the “Company”), I am writing to respond to your letter dated June 5, 2014, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
Pursuant to your letter and my phone conversation with Claire Erlanger on June 5, 2014, we will make any required changes in our future filings.
For ease of reference, the text of the Staff’s comments is in bold-face type below, followed in each case by the Company’s response.
Form 10-K for the Year Ended December 29, 2013
Selected Financial Data, page 30

1.
It appears from your disclosures in the statement of stockholders equity on page F-5, that you paid dividends to shareholders in the year ended December 31, 2011. Please note that the table of selected financial data should disclose dividends per share for any year in which they were paid. See Item 301 of Regulation S-K. Please revise accordingly.

Response:    The Company acknowledges the Staff’s comment and undertakes to include the cash dividends paid to shareholders during the year ended December 31, 2011 in the table of selected financial data in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 33

2.
We note that your discussion of the changes in several of the income statement expense line items disclose several reasons for the change in expense between periods, which sometimes includes offsetting costs. In addition to discussing the reasons for the change in income statement line items, please revise to quantify the amount of the effect on that expense line item. For example, you state that labor costs as a percentage of revenue increased in 2013 primarily as a result of decreased leverage from one less week in 2013, increases in management costs as a percentage of sales caused by lower volumes at your non-comparable restaurants as well as increased hourly labor due to longer learning curves at these same non-comparable restaurants, partially offset by improved labor efficiencies in your comparable restaurants, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise your discussion in MD&A accordingly.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that it will revise the MD&A discussion to better quantify the effect of the changes discussed above in future filings.
Liquidity, page 37

Cash Flows for the Years Ended December 29, 2013, December 30, 2012 and December 25, 2011

3.
We note that your disclosure includes a table summarizing the statements of cash flows for the years ended December 29, 2013, December 30, 2012 and December 25, 2011, however you only discuss the reasons for the differences in cash flows for 2013 as compared to 2012. Please expand your liquidity discussion to discuss the changes in cash flows for the entire three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that it will revise the cash flow disclosure to discuss the changes in cash flows for the entire three-year period covered by the financial statements using a year-to-year comparison in future filings.

Notes to the Financial Statements

Note 2. Net Income per Share, page F-11

4.
We note from your disclosure in Note 2 that the denominator in the net income per share calculation includes the dilutive effect of preferred stock conversion and stock options. Please revise to disclose the nature and amount of securities, if any, that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. See guidance in ASC 260-10-50-1.

Response:    The Company acknowledges the Staff’s comment and undertakes to include this disclosure with regard to stock options or other new common stock equivalents in future filings. Management notes that all preferred stock was converted to common stock in 2012 in connection with the company’s IPO and, for periods subsequent to the conversion, the preferred stock no longer has or will have a dilutive or antidilutive effect on net income per share.
Note 5. Long-Term Debt, page F-13

5.
We note from your disclosure in the risk factor on page 20 that the Revolving Credit Facility also places certain restrictions on the payment of dividends and distributions. Please revise the notes to the financial statements to disclose the nature of all restrictions which limit the payment of dividends. See Rule 4-08(e) of Regulation S-X.

Response:    The Company acknowledges the Staff’s comment and undertakes to revise the notes to the financial statements to disclose the nature of all restrictions which limit the payment of dividends on our common stock in future filings.
Form 10-Q for the Quarter Ended March 30, 2014

6.
We note your disclosure on page 13 of MD&A that the increase in depreciation expense for the quarter ended March 31, 2014, was partially offset by a change in the estimated economic life of your signage and certain equipment items in order to better reflect the estimated period such assets will remain in service. Please explain to us the nature of the change in useful life and tell us why you believe it was appropriate to make the change in the first quarter of 2014 rather than during 2013. Also, please revise to disclose the effect on net income and any related per-share amounts for the current period, if material. See guidance in ASC 250-10-50-4.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the change in useful life of our signage and certain equipment items during the quarter ended March 30, 2014, reduced depreciation expense by $163,800 ($114,700, net of income tax effect) which impacted net income per share by less than one cent. The Company’s policy is to annually review, in the first part of the year, the estimated useful lives of its fixed assets, and as a result of this review, during the quarter ended March 30, 2014 management noted the actual lives for certain assets were generally longer than the estimated useful lives used for depreciation purposes in the Company’s financial statements. As a result, the company revised the estimated useful lives of these assets effective December 30, 2013 (the first day of fiscal year 2014). In accordance with ASC 250-10-45-17, we have recorded this change in accounting estimate in the period in which the change occurred. Because this change in accounting estimate resulted in less than a one cent change in net income per share, the company believes the impact is immaterial for any incremental disclosure. The Company advises the Staff that in future filings, if material, the Company will discuss any changes in accounting estimates and their effects on net income and net income per share in the MD&A and will make the required disclosures in the Company's financial statements.
* * * * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 512.370.2635 or Charlie Haag, our counsel, at 214.969.5148. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Jon W. Howie
Jon W. Howie

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Sharon A. Russell, Chief Administrative Officer, Chuy’s Holdings, Inc.
Charles T. Haag, Jones Day